Exhibit 99.1

UTStarcom Announces Finance Leadership Changes

Hangzhou, China, August 13, 2026 – UTStarcom (“UTStarcom” or the “Company”) (NASDAQ:UTSI), a global telecommunications infrastructure provider, today announced that Mr. Dan Xie (“Dan”), will no longer hold his role as Chief Financial Officer effective August 21, 2026. Following this adjustment, Dan will serve as Vice President to oversee the Company's India and Japan operations.

Concurrently, Mr. Ying Kang joined the Company and holds the position of Assistant Vice President of Finance, effective August 13, 2026, reporting to CEO directly and will assume full oversight of the Finance Department starting August 21, 2026.

The board of directors has approved the above changes on August 11, 2026.

He has nearly 20 years of professional experience. He previously held various Senior SOX Project Manager and internal audit positions for the US listed companies. Ying Kang received his Master’s Degree in Environmental Engineering from Shanghai Jiao Tong University in 2006 and holds the China Certified Public Accountant and Certified Internal Auditor (CIA) certificate.